January 17, 2008

VIA EDGAR


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

          Re:  Velocity Asset Management, Inc. Form SB-2
               Registration Statement Filed on December 19, 2007
               File No. 333-148192


Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Velocity Asset Management, Inc., a Delaware corporation (the "Registrant"), hereby respectfully makes application to the Securities and Exchange Commission (the "Commission") to withdraw the above-referenced registration statement, together with all exhibits, amendments and supplements thereto (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. No securities were sold pursuant to this Registration Statement. The Registration Statement was filed with the Commission on December 19, 2007.

         If you have any questions or comments please feel free to contact us.


                                       Very truly yours,

                                       /s/ John C. Kleinert
                                       --------------------------------------
                                       John C. Kleinert
                                       Chairman, President
                                       and Chief Executive Officer